FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to section 16(a) of the Securities Exchange Act of 1934, Section 17(a)

of the Public Holding Company Act of 1935 or Section 30(f)

of the Investment Company Act of 1940

(Print or Type Responses)
1. Name and Address of Reporting Person* Banc of America E-Commerce Holdings, Inc.	2. Issuer Name and Ticker or Trading Symbol CheckFree Corporation (CKFR)	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director X 10% Owner ______Officer (give title below) _______ Other (specify below)
(Last) (First) (Middle)	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year
101 South Tryon Street, Bank of America Plaza	94-3234951	12-2000	______________________________
(Street) Charlotte, N.C. 28255-0001	5. If Amendment, Date of Original (Month/Year)	Individual or Joint/Group Filing (Check Applicable Line) ______ Form filed by One Reporting Person X Form filed by More than One Reporting Person SEE ATTACHMENT
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	Transaction Date (Month/ Day/ Year)	Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

Code	V	Amount a/	(A) or (D)	Price
Common Stock $.01 per s	10,450,000	D

FORM 4 (continued) TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

Title of Derivative Security (Instr. 3)	Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	Transac- tion Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		Date Exercisable and Expiration Date (Month/ Day/Year)		7. Title and Amount of Under- lying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) Instr. 4)	Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Call Options (obligation to sell)	$20.9375	12/12/00	S			450,000	12/12/00	12/31/07	Common Stock	450,000	$17,392,405.79	-0-

Explanation of Responses:

Banc of America E-Commerce Holdings, Inc.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. ___/s/ David R. Smith____________________ 1-10-01

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). **Signature of Reporting Person Date

David R. Smith, Senior Vice President

Note: File three copies of this Form, one of which must be manually signed.

If space is insufficient, see Instruction 6 for procedure.

Information Regarding Joint Filers and Other Entities

Designated Filer of Form 4: Banc of America E-Commerce Holdings, Inc.

Item 2: Issuer Name and Ticker Trading Symbol: CheckFree Corporation (CKFR)

Item 4: Statement for Month/Year: 12/00

Information Regarding Joint Filers and Other Entities:

Bank of America Corporation (IRS Number 56-0906609)

100 North Tryon Street, Charlotte, NC 28255

Relationship of Reporting Person to Issuer: 10% Owner

Ownership Form: Indirect (I)

Nature of Indirect Beneficial Ownership: Indirect 100% Owner of Designated Filer

NB Holdings Corporation (IRS Number 56-1857749)

1209 Orange Street, Wilmington, DE 19801

Relationship of Reporting Person to Issuer: 10% Owner

Ownership Form: Indirect (I)

Nature of Indirect Beneficial Ownership: Indirect 100% Owner of Designated Filer

Bank of America, N.A. (IRS Number 94-1687665)

101 South Tryon Street, Charlotte, NC 28255

Relationship of Reporting Person to Issuer: 10% Owner

Ownership Form: Indirect (I)

Nature of Indirect Beneficial Ownership: 100% Owner of Designated Filer

SIGNATURES

BANK OF AMERICA CORPORATION

By:___/s/ David R. Smith_______________ __1/10/01__

Title: Senior Vice President Date

NB HOLDINGS CORPORATION

By:___/s/ David R. Smith_______________ __1/10/01__

Title: Senior Vice President Date

BANK OF AMERICA, N.A.

By:___/s/ David R. Smith________________ __1/10/01__

Title: Senior Vice President Date